TASEKO MINES LIMITED
Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards ("IFRS") for the three and nine months ended September 30, 2020 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, including our annual audited consolidated financial statements and annual MD&A for the year ended December 31, 2019, which are available on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of October 26, 2020. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, oil price wars and related oil market disruptions, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management's Discussion and Analysis

TASEKO MINES LIMITED
Management's Discussion and Analysis

OVERVIEW

Taseko Mines Limited ("Taseko" or "Company") is a mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer. The Company's sole operating asset is the 75% owned Gibraltar Mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns the Florence Copper Project, which is advancing towards production, as well as the Yellowhead copper, New Prosperity gold-copper, Aley niobium and Harmony gold projects.

HIGHLIGHTS

Operating Data (Gibraltar - 100% basis)	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Change	2020	2019	Change
Tons mined (millions)	23.3	24.7	(1.4)	72.3	74.7	(2.4)
Tons milled (millions)	7.5	7.5	-	22.6	22.1	0.5
Production (million pounds Cu)	28.9	33.0	(4.1)	98.1	92.5	5.6
Sales (million pounds Cu)	28.6	33.5	(4.9)	99.0	89.1	9.9

Financial Data	Three months ended September 30,			Nine months ended September 30,
(CDN$ in thousands, except for per share amounts)	2020	2019	Change	2020	2019	Change
Revenues	87,780	82,436	5,344	255,869	239,231	16,638
Earnings from mining operations before depletion and amortization*	35,705	12,317	23,388	91,964	46,692	45,272
Adjusted EBITDA*	31,545	7,906	23,639	87,751	32,811	54,940
Cash flows provided by operations	31,021	15,150	15,871	85,771	33,414	52,357
Adjusted net loss*	(5,754)	(20,561)	14,807	(19,066)	(52,451)	33,385
Per share - basic ("adjusted EPS")*	(0.02)	(0.08)	0.06	(0.08)	(0.22)	0.14
Net income (loss) (GAAP)	987	(24,508)	25,495	(29,218)	(43,451)	14,233
Per share - basic ("EPS")	-	(0.10)	0.10	(0.12)	(0.18)	0.06

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED
Management's Discussion and Analysis

HIGHLIGHTS - CONTINUED

Third Quarter Review

  Earnings from mining operations before depletion and amortization* was $35.7 million, and Adjusted EBITDA* was $31.5 million;

  Cash flow from operations was $31.0 million and the Company had an ending cash balance at September 30, 2020 of $72.7 million;

  The Gibraltar Mine produced 28.9 million pounds of copper in the third quarter. Copper recoveries were 85.0% and copper head grades were 0.23%;

  In March, management implemented a revised mine plan and budget for Gibraltar which reduced site spending over the last six months.  Although total site spending in the current quarter increased from the previous quarter due to higher mining rates, they were still 19% lower than the same quarter in the prior year;

  Gibraltar sold 28.6 million pounds of copper in the quarter (100% basis) which resulted in $86.8 million of revenue for Taseko.  Average LME copper prices were US$2.96 per pound in the quarter and revenue also included positive provisional price adjustments of $4.4 million;

  Net income (GAAP) for the third quarter was $1.0 million ($nil per share).  Adjusted net loss* was $5.8 million ($0.02 loss per share);

  Gibraltar extended its five-year copper concentrate offtake contract, for roughly 50% of its production, for an additional year  which is expected to result in a 30% reduction in treatment & refining costs in 2021, reflecting the continued tight physical copper concentrate market conditions and the strategic demand for Gibraltar's high quality concentrates; and

  The Arizona Department of Environmental Quality ("ADEQ") issued the draft Aquifer Protection Permit for the Florence Copper Project on August 6, 2020, which was followed by a public hearing and a public comment period which ended on October 12, 2020.

Outlook

  Annual production guidance for 2020 remains unchanged at 130 million pounds (+/-5%); and

  Preparations to begin mining the Gibraltar pit in 2021 commenced in the third quarter. This new mining sequence will reduce capital costs and provide operating efficiencies and improve operating costs.

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED
Management's Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Tons mined (millions)	23.3	20.5	28.5	25.8	24.7
Tons milled (millions)	7.5	7.7	7.5	7.8	7.5
Strip ratio	1.5	1.9	2.7	2.1	3.0
Site operating cost per ton milled (CDN$)*	$9.57	$7.66	$9.52	$10.46	$10.83
Copper concentrate
Head grade (%)	0.228	0.281	0.259	0.253	0.249
Copper recovery (%)	85.0	85.2	83.4	84.5	87.7
Production (million pounds Cu)	28.9	36.8	32.4	33.4	33.0
Sales (million pounds Cu)	28.6	39.3	31.1	33.3	33.5
Inventory (million pounds Cu)	3.6	3.8	6.4	5.0	5.0
Molybdenum concentrate
Production (thousand pounds Mo)	668	639	412	728	620
Sales (thousand pounds Mo)	693	656	403	791	518
Per unit data (USD per pound produced)*
Site operating costs*	$1.85	$1.15	$1.64	$1.85	$1.88
By-product credits*	(0.14)	(0.11)	(0.11)	(0.16)	(0.16)
Site operating costs, net of by-product credits*	$1.71	$1.04	$1.53	$1.69	$1.72
Off-property costs	0.29	0.30	0.29	0.32	0.33
Total operating costs (C1)*	$2.00	$1.34	$1.82	$2.01	$2.05

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED
Management's Discussion and Analysis

OPERATIONS ANALYSIS

Third Quarter Results

To-date, there have been no interruptions to the Company's operations, logistics and supply chains as a result of the COVID-19 pandemic.  Heightened health and safety protocols continue to be implemented and monitored for effectiveness.  In light of the overall economic volatility experienced earlier this year due to COVID-19, management implemented a revised mining plan in March that reduced costs over the last six months while still maintaining long-term mine plan requirements.

Copper production in the third quarter was 28.9 million pounds.  Copper grades in the final benches of the Granite pit were lower than expected. Mining in the Granite pit was completed in early October.

Total site spending (including capitalized stripping) increased by 10% over the previous quarter as the mining rate increased in accordance with the revised operating plan, but remained 19% lower than the third quarter of 2019.  Gibraltar has benefited from continued lower input costs, including diesel fuel which remained 25% lower than 2019 average prices in the quarter.  Shorter haul distances in the Pollyanna pit also contributed to lower spending.  The strip ratio for the third quarter was 1.5 to 1 and was lower due to less waste rock remaining in the Granite pit.

Molybdenum production was 668 thousand pounds in the third quarter, an increase from the prior quarter due to higher molybdenum grade, which also increased recovery.  Molybdenum prices were lower in the third quarter and averaged US$7.71 per pound compared to US$8.37 per pound in the prior quarter and US$11.83 per pound in Q3 2019.  By-product credits per pound of copper produced* was US$0.14 in the third quarter, an increase of US$0.03 over the prior quarter.

Off-property costs per pound produced* were US$0.29 for the third quarter of 2020 and consist of concentrate treatment, refining and transportation costs. These costs are in line with recent quarters relative to pounds of copper sold.

Total operating costs per pound produced (C1)* increased to US$2.00 from US$1.34 in the prior quarter, which was primarily due to lower copper production, a stronger Canadian dollar exchange rate, and a lower allocation of costs to capitalized stripping in the current quarter.

*Non-GAAP performance measure. See page 21 of this MD&A.

GIBRALTAR OUTLOOK

Annual production guidance for 2020 remains at 130 million pounds +/-5%.

With the Granite pit now complete, mining has transitioned to the Pollyanna pit which will be the main ore source in 2021. With a strengthening copper price, mining rates have been increased to normal levels.  Gibraltar pit mining will commence in the first part of 2021 with ore release occurring in the second half of the year.  Ore from the Gibraltar pit is expected to require less energy to grind which will provide substantial productivity and cost improvements when processed.

Copper prices have recovered swiftly due to recovery in Chinese demand coupled with continued supply disruptions, most notably in South America. Many governments are now focusing on increased infrastructure investment to stimulate growth following the pandemic and the need for metals such as copper should result in increased near term demand.  The medium to long-term fundamentals for copper remain strong and most industry analysts are projecting ongoing supply constraints and deficits in the years ahead after the economic recovery, which should bring higher copper prices. Molybdenum prices have also started to recover since August, as demand has improved in key steel-making regions.

TASEKO MINES LIMITED
Management's Discussion and Analysis

REVIEW OF PROJECTS

Taseko's strategy has been to grow the Company from the operating cash flow and credit quality of the Gibraltar Mine to assemble and develop a pipeline of complimentary projects.  We continue to believe this will generate long-term returns for shareholders. Our development projects are focused primarily on copper and are located in stable mining jurisdictions in British Columbia and Arizona.  Our current focus is on the near-term development of the Florence Copper Project.

Florence Copper Project

Management is pleased with the results of its Production Test Facility ("PTF") which has provided valuable data to validate the Company's modelled assumptions and operating parameters. This data is being used to refine operating plans for the commercial operation.  Detailed engineering for the commercial facility is ongoing with the objective that it will be substantially completed ahead of the receipt of final permits and a final construction decision.

Steady state operation of the PTF was achieved in 2019 and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the ore body. The operating team has used physical and operating control mechanisms to adjust solution chemistry and flow rates and has successfully achieved targeted copper concentration in solution. Pregnant leach solution ("PLS") grade in the centre recovery well (most representative of the performance of the commercial wellfield) achieved targeted levels and the SX/EW plant was producing at an annualized rate of one million pounds of copper cathode per year prior to switching to the rinsing phase of testing in late June 2020.  Data collected during this final rinsing phase will further inform commercial operations.

Two permits are required to commence construction of the commercial scale wellfield at Florence Copper, which is expected to produce 85 million pounds of copper cathode annually for 20 years.  These are the Aquifer Protection Permit ("APP") from the Arizona Department of Environmental Quality ("ADEQ") and the Underground Injection Control ("UIC") Permit from the U.S. Environmental Protection Agency ("EPA").

On August 6, 2020, the draft APP was issued by the ADEQ and a public comment period was initiated.  As part of the public comment period, a public hearing was held by the ADEQ on September 9. During this hearing, the Florence Copper Project received overwhelming support from local community members, local business owners, elected state officials and city councillors, a state senator and representatives from the technical services sector. The public comment period ended on October 12 and the ADEQ is reviewing comments received before issuing the final permit.

The EPA is also nearing completion of its technical review for the UIC permit and no significant issues have been identified.  While progress is being made, the COVID-19 situation in Arizona has had an impact on the EPA process and this has extended the timeline by a few months, but management still expects the project will be fully permitted in early 2021.

The Company continued to advance discussions with interested parties regarding the potential sale of a minority interest in the Florence Copper Project, and the proceeds of any such sale could fund a significant portion of the capital required to develop the commercial operation. Discussions with potential lenders and other finance providers are ongoing. The Company targets having a committed financing package in place prior to receipt of the permits.

Total net expenditures at the Florence Copper Project during the first nine months of 2020 were $13.3 million including operation of the PTF and other project development costs.

TASEKO MINES LIMITED
Management's Discussion and Analysis

Yellowhead Copper Project

In January 2020, the Company announced the results of its technical studies on Yellowhead Mining Inc. ("Yellowhead") which resulted in a 22% increase in recoverable copper reserves and significantly improved project economics. The Company filed a new NI 43-101 technical report dated January 16, 2020 (the "Technical Report") on SEDAR. Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia.

The Technical Report outlines a new development plan for the project, which includes an 817 million tonne reserve and a 25-year mine life with a pre-tax NPV of $1.3 billion at an 8% discount rate using a US$3.10 per pound copper price.  This represents a $500 million increase over the 2014 Feasibility Study completed by the previous owner. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper Project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

The Company is focusing its current efforts on advancing the environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations.  A focus group has been formed between the Company and high-level regulators in the appropriate Provincial Ministries in order to expedite the advancement of the environmental assessment and the permitting of the project. Management also commenced joint venture partnering discussions in 2020 with a number of strategic industry groups that are interested in potentially investing in the Yellowhead project in combination with acquiring the significant copper offtake rights.

In May 2020, the Company announced it has entered into an agreement with an Indigenous Nation regarding Taseko's intentions to commence the regulatory approval process of the Yellowhead Copper Project. The agreement represents Taseko's commitment to recognize and respect the Nation's inherent right to govern its lands, and the importance of assessing the Yellowhead Copper Project in accordance with its values, laws, and community aspirations to make an informed decision on the project.

New Prosperity Gold-Copper Project

On December 5, 2019, the Company announced that the Tŝilhqot'in Nation as represented by Tŝilhqot'in National Government and Taseko have entered into a dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the opposition of the Tŝilhqot'in Nation to the Project. While the details of this process are confidential, in order to facilitate a dialogue, the parties have agreed to a standstill on certain outstanding litigation and regulatory matters which relate to Taseko's tenures and the area in the vicinity of Teztan Biny (Fish Lake).

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program commenced in the second quarter of 2019 has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to begin the converter portion of the process. Completion of the converter portion of the pilot plant which is underway, will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

TASEKO MINES LIMITED
Management's Discussion and Analysis

MARKET REVIEW

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

While global demand for copper, which is closely tied to overall global GDP growth, has been negatively impacted by the COVID-19 pandemic, there has been a notable buffering impact from decreased supply. Many producing mines, particularly in Peru and Chile, have been temporarily shut down or curtailed and upcoming development projects have been delayed due to increasing cases of COVID-19 in these countries and at these operations.  Current copper prices are approximately 44% higher than the recent low in March, as Chinese demand recovers amidst this supply constraint.  Furthermore, expansion of overseas copper smelting capacity in the last decade has underpinned the physical demand of copper concentrate. Despite this short-term volatility and the complex and dynamic economic environment caused by COVID-19, management continues to believe that the copper market is robust and will benefit from tight mine supply going forward coupled with the overall growth in demand for copper.

Molybdenum prices have decreased over the first nine months of 2020 due the combination of a COVID-19 induced global economic slowdown and a decrease in molybdenum usage which has a particularly high dependence on demand from the oil and gas and transportation sectors.  The average molybdenum price was US$7.71 per pound in the third quarter of 2020, which was lower than the US$8.37 per pound average price in the second quarter of 2020.  The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of Gibraltar Mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's operating results and unit production costs, which are reported in US dollars. The Canadian dollar strengthened by approximately 3% by the end of the third quarter of 2020 compared to June 30, 2020, however the Canadian dollar weakened by 4% over the first nine months of 2020.

During the year, Taseko published its first Environmental, Social, and Governance report, which includes an examination of the Company's sustainable performance, with specific details for 2017, 2018 and 2019.  The report is available on the Company's website at www.tasekomines.com/esg.

TASEKO MINES LIMITED
Management's Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

	Three months ended September 30,			Nine months ended September 30,
(CDN$ in thousands)	2020	2019	Change	2020	2019	Change
Net income (loss)	987	(24,508)	25,495	(29,218)	(43,451)	14,233
Unrealized foreign exchange (gain) loss	(7,512)	3,569	(11,081)	9,250	(9,378)	18,628
Unrealized loss on copper put and fuel call options	1,056	518	538	1,236	518	718
Estimated tax effect of adjustments	(285)	(140)	(145)	(334)	(140)	(194)
Adjusted net loss *	(5,754)	(20,561)	14,807	(19,066)	(52,451)	33,385

*Non-GAAP performance measure. See page 21 of this MD&A.

The Company's net income was $1.0 million ($nil per share) for the three months ended September 30, 2020, compared to a net loss of $24.5 million ($0.10 per share) for the same period in 2019.  The increased income in the current period was primarily due to increased revenue due to the higher copper prices in the third quarter, lower operating costs due to changes in the mine plan implemented in March, lower depreciation due to a decrease in ore tons from the Granite pit, and an unrealized gain on US dollar denominated debt in 2020 due to recovery in the Canadian dollar over the quarter.

Earnings from mining operations before depletion and amortization* was $35.7 million for the three months ended September 30, 2020, compared to $12.3 million for the same period in 2019. During the third quarter of 2020, earnings was positively impacted by the higher average copper price coupled with provisional price adjustments of $4.4 million.  Further contributing to the increase in earnings were lower mining costs due to the lower strip ratio and mining rate, greater mining costs being capitalized due to waste stripping being undertaken in Pollyanna, and fuel and other input cost savings.

The Company's net loss was $29.2 million ($0.12 per share) for the nine months ended September 30, 2020, compared to a net loss of $43.5 million ($0.18 per share) for the same period in 2019.  The decreased loss in the current nine month period was primarily due to recovery in earnings from mining operations over the last two quarters after revisions in the mine plan were made in response to COVID-19 and a gain on copper put options, partially offset by unrealized foreign exchange losses on the Company's US dollar denominated debt in 2020.

Earnings from mining operations before depletion and amortization* was $92.0 million for the nine months ended September 30, 2020, compared to $46.7 million for the same period in 2019. The increase in earnings from mining operations before depletion and amortization in 2020 resulted from increased sales revenues due to higher copper production in 2020, lower mining rates due revisions made to the mine plan and the lower strip ratio from mining the last phases of the Granite pit, greater mining costs being capitalized due to waste stripping undertaken in Pollyanna pit, and fuel and other input cost savings.

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. Unrealized gains or losses have been adjusted in determining adjusted net income as well as their estimated tax effect.  The unrealized foreign exchange gain or loss is substantially driven by the translation of the Company's US dollar denominated senior secured notes of US$250 million due in 2022.  No adjustments are made to adjusted net income for positive or negative provisional price adjustments in the quarter as these adjustments normalize or reverse throughout the year.

TASEKO MINES LIMITED
Management's Discussion and Analysis

Revenues

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2020	2019	Change	2020	2019	Change
Copper contained in concentrate	82,347	84,424	(2,077)	254,061	235,737	18,324
Molybdenum concentrate	5,223	5,959	(736)	14,680	23,407	(8,727)
Silver	599	1,063	(464)	2,563	3,156	(593)
Price adjustments on settlement receivables	5,106	(2,265)	7,371	2,635	(3,670)	6,305
Total gross revenue	93,275	89,181	4,094	273,939	258,630	15,309
Less: treatment and refining costs	(5,495)	(6,745)	1,250	(18,070)	(19,399)	1,329
Revenue	87,780	82,436	5,344	255,869	239,231	16,638

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate*	20,693	24,212	(3,519)	71,606	64,382	7,224
Average realized copper price (USD per pound)	3.15	2.56	0.59	2.63	2.70	(0.07)
Average LME copper price (USD per pound)	2.96	2.63	0.33	2.65	2.74	(0.09)
Average exchange rate (USD/CAD)	1.33	1.32	0.01	1.35	1.33	0.02

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three months ended September 30, 2020 decreased by $2.1 million, compared to the same period in 2019, primarily due to decreases in the volume of payable copper sold, partially offset by the higher prevailing LME copper prices by US$0.33 per pound in the current quarter. The Company also recognized positive price adjustments of $4.4 million, for provisionally priced copper concentrate due to increasing copper price trends following shipments, of which $0.6 million was unrealized and related to Q3 shipments to be priced following the quarter end. These revenue adjustments, as well as shipment timing within the quarter, resulted in a further US$0.19 per pound increase to the average realized copper price for the quarter.

Copper revenues for the nine months ended September 30, 2020 increased by $18.3 million, compared to the same period in 2019, primarily due to increases in the volume of payable copper sold by 7.2 million pounds (75% basis), partially offset by the lower prevailing LME copper prices by US$0.09 per pound year to date. During the nine months ended September 30, 2020, the Company also recognized positive net price adjustments of $1.0 million for provisionally priced copper concentrate.

The decrease in molybdenum revenue for the three month period of $0.7 million compared to the prior year quarter was due to lower average molybdenum prices which averaged US$7.71 per pound compared to US$11.83 per pound for the same prior period, This was partially offset by higher molybdenum sales volume by 131 thousand pounds (75% basis) in the current quarter. The decrease in molybdenum revenue for the nine month period of $8.7 million was due to lower molybdenum sales volumes by 184 thousand pounds (75% basis) and lower average molybdenum prices of US$8.57 per pound, compared to US$11.93 per pound for the same prior period.

During the three and nine months ended September 30, 2020, positive price adjustments of $0.7 million and $1.6 million, respectively, were recorded for provisionally priced molybdenum concentrate.

TASEKO MINES LIMITED
Management's Discussion and Analysis

Cost of sales

	Three months ended September 30,			Nine months ended September 30,
(CDN$ in thousands)	2020	2019	Change	2020	2019	Change
Site operating costs	53,549	61,268	(7,719)	151,128	183,392	(32,264)
Transportation costs	4,127	4,889	(762)	14,480	12,807	1,673
Changes in inventories of finished goods	(1,415)	1,272	(2,687)	3,026	(6,763)	9,789
Changes in inventories of ore stockpiles	(4,186)	2,690	(6,876)	(4,729)	3,103	(7,832)
Production costs	52,075	70,119	(18,044)	163,905	192,539	(28,634)
Depletion and amortization	23,894	28,054	(4,160)	76,554	78,376	(1,822)
Cost of sales	75,969	98,173	(22,204)	240,459	270,915	(30,456)
Site operating costs per ton milled*	$9.57	$10.83	$(1.26)	$8.91	$11.08	$(2.17)

*Non-GAAP performance measure. See page 21 of this MD&A.

Site operating costs for the three and nine months ended September 30, 2020 decreased by $7.7 million and $32.3 million, respectively, compared to the same prior periods primarily due to lower mining rates resulting from the lower strip ratio and greater mining costs being capitalized in 2020 compared to 2019. For the three and nine months ended September 30, 2020, capitalized waste stripping costs undertaken to open up the Pollyanna pit were $3.8 million and $25.1 million, respectively, compared to $8.6 million and $18.6 million for the same periods in 2019.  Fuel and other input cost savings also reduced site costs in the three months ended September 30, 2020.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. Inventory of copper in concentrate at the end of the third quarter of 2020 decreased by 0.2 million pounds compared to the end of the second quarter, and has decreased by 1.4 million pounds since December 31, 2019.  There was also an increase in the ore stockpiles from the second quarter of 1.8 million tons and 1.5 million tons since December 31, 2019.  Despite the decrease in copper pounds, the carrying value of finished goods inventory increased for the third quarter given the increase in costs per pound.

Depletion and amortization for the three and nine months ended September 30, 2020 decreased by $4.2  million and $1.8 million, respectively, over the same periods in 2019 due to decreased ore tons being mined from the Granite pit in the current periods and the greater allocation of depreciation to the higher ore stockpile inventory levels, partially offset by the impact of increased ore tons mined from the Pollyanna pit.

TASEKO MINES LIMITED
Management's Discussion and Analysis

Other operating (income) expenses

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2020	2019	Change	2020	2019	Change
General and administrative	2,894	2,311	583	9,692	10,284	(592)
Share-based compensation expense	2,378	155	2,223	3,859	2,268	1,591
Project evaluation expenditures	978	1,711	(733)	1,288	2,746	(1,458)
Realized (gain) loss on derivative instruments	222	781	(559)	(4,926)	1,632	(6,558)
Unrealized loss on derivative instruments	1,056	518	538	1,236	518	718
Other income, net	(336)	(473)	137	(1,143)	(1,381)	238
	7,192	5,003	2,189	10,006	16,067	(6,061)

General and administrative costs for the three and nine months ended September 30, 2020 changed from the prior year periods due primarily to timing of certain consulting services.

Share-based compensation expense increased for the three and nine months ended September 30, 2020, primarily due to the revaluation of the liability for deferred share units resulting from an increase in the Company's share price during the period.  Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred share units. More information is set out in Note 14 of the September 30, 2020 unaudited condensed consolidated interim financial statements.

During the three and nine months ended September 30, 2020, the Company realized a loss of $0.2 million and a gain of $4.9 million, respectively, primarily from copper put options that settled during the periods, compared to a realized loss of $0.8 million and $1.6 million in the same prior periods. The unrealized loss of $1.1 million and $1.2 million, in the three and nine months ended September 30, 2020 relates to the fair value adjustments on the copper put and fuel call options.

Finance expenses and income

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2020	2019	Change	2020	2019	Change
Interest expense	9,422	8,867	555	28,141	25,679	2,462
Finance expense - deferred revenue	1,643	1,039	604	3,881	3,116	765
Accretion of PER	138	519	(381)	413	1,420	(1,007)
Finance income	(4)	(482)	478	(202)	(1,089)	887
	11,199	9,943	1,256	32,233	29,126	3,107

Interest expense for the three months ended September 30, 2020 was consistent with the prior quarter.  Interest expense increased compared to 2019 due to the weakened Canadian dollar in 2020 and its negative impact on US dollar denominated interest payments as well as the impact of several financings that closed in 2019 for which interest would not have accrued for the comparative period.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko Gold Royalties Ltd. ("Osisko").

TASEKO MINES LIMITED
Management's Discussion and Analysis

Income tax

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2020	2019	Change	2020	2019	Change
Current income tax expense	635	44	591	1,279	452	827
Deferred income tax recovery	(1,215)	(9,897)	8,682	(7,651)	(25,246)	17,595
Income tax recovery	(580)	(9,853)	9,273	(6,372)	(24,794)	18,422
Effective tax rate	(142.5)%	28.6%	(171.1)%	17.9%	36.3%	(18.4%)
Canadian statutory rate	27%	27%	-	27%	27%	-
B.C. Mineral tax rate	9.5%	9.5%	-	9.5%	9.5%	-

The overall income tax recovery for the three and nine months ended September 30, 2020 was due to deferred income tax recovery recognized on losses for accounting purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three months ended September 30, 2020, relative to net profit in the quarter.

Current income taxes represents an estimate of B.C. mineral taxes payable for the third quarter.

TASEKO MINES LIMITED
Management's Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at September 30,	As at December 31,
(Cdn$ in thousands)	2020	2019	Change
Cash and cash equivalents	72,678	53,198	19,480
Other current assets	70,425	60,654	9,771
Property, plant and equipment	741,531	758,006	(16,475)
Other assets	12,158	12,138	20
Total assets	896,792	883,996	12,796
Current liabilities	63,442	50,833	12,609
Debt:
Senior secured notes	328,457	317,728	10,729
Leases and secured equipment loans	53,428	55,757	(2,329)
Deferred revenue	47,420	39,433	7,987
Other liabilities	116,611	118,559	(1,948)
Total liabilities	609,358	582,310	27,048
Equity	287,434	301,686	(14,252)
Net debt (debt minus cash and equivalents)	309,207	320,287	(11,080)
Total common shares outstanding (millions)	247.3	246.2	1.1

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Net debt has decreased by $11.1 million in the nine months ended September 30, 2020, due primarily to the increased cash by $19.5 million and ongoing principal and lease repayments partially offset from the impact that the weaker Canadian dollar had on the Company's US dollar denominated debt.

Deferred revenue relates to the advance payments received in March 2017 and April 2020 from Osisko for the sale of Taseko's share of future silver production from Gibraltar. In April 2020, Taseko concluded an amendment to its silver stream with Osisko and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil.

Other liabilities decreased by $1.9 million mainly due to the decrease in deferred tax liabilities by $7.7 million, which was partially offset by the increase of the provision for environmental rehabilitation ("PER") by $3.9 million due to decreases in bond yields since the end of 2019.

As at October 26, 2020, there were 247,291,886 common shares and 8,942,033 stock options outstanding. More information on these instruments and the terms of their exercise is set out in Note 14 of the September 30, 2020 unaudited condensed consolidated interim financial statements.

Liquidity, cash flow and capital resources

Cash flow provided by operations during the three and nine months ended September 30, 2020 was $31.0 million and $85.8 million, respectively, compared to $15.2 million and $33.4 million for the same periods in 2019 and increased due to higher revenues and lower operating costs for the quarter and nine months ended September 30, 2020. In April 2020, Taseko also concluded an amendment to its silver stream with Osisko and received $8.5 million in funds available for general working capital purposes.

TASEKO MINES LIMITED
Management's Discussion and Analysis

Cash used for net investing activities during the three and nine months ended September 30, 2020 was $18.0 million and $38.8 million, respectively, compared to $18.4 million and $39.2 million for the same periods in 2019. Investing cash flows in the three months ended September 30, 2020 includes $3.2 million of expenditures at the Florence Project, $3.8 million for capitalized stripping costs and $6.9 million for other capital expenditures at Gibraltar.  Investing cash flows in the nine months ended September 30, 2020 includes $11.4 million of expenditures at the Florence Project, $25.1 million for capitalized stripping costs and $9.8 million for other capital expenditures at Gibraltar.  In the nine months ended September 30, 2020, the Company received net proceeds of $7.3 million from the sale of marketable securities of a publicly traded company and $6.1 million from copper put options.

Net cash used for financing activities in the three and nine months ended September 30, 2020 includes principal payments for equipment loans and leases. At September 30, 2020, the Company had cash and equivalents of $72.7 million (December 31, 2019 - $53.2 million). Although interest and principal repayments for leases and equipment loans amortize over their term, there are no principal payments required on the senior secured notes until the maturity date in June 2022. The next US$10.9 million semi-annual interest payment on the senior secured notes is due on December 15, 2020.

On October 20, 2020, Gibraltar entered in a $9 million credit facility with a Canadian commercial bank for the purpose of providing letters of credit (LC) to key suppliers of the Gibraltar Mine to assist with ongoing trade finance and working capital needs. Any LCs issued under the facility will be guaranteed by Export Development Canada under its Account Performance Security Guarantee program.

Liquidity outlook

The Company has a pipeline of development stage projects, including the Florence Copper Project, and additional funding will be required to advance these projects to production.  The Florence Copper Project has an estimated capital cost (based on the Company's 2017 NI 43-101 technical report) of approximately US$204 million (plus reclamation bonding) and the Company expects to fund a portion of these costs with debt financing. The US$250 million senior secured notes (due in June 2022) allow for up to US$100 million of first lien secured debt to be issued as well as up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture.  To address project funding requirements for Florence or other projects, the Company may also raise capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures.  The Company may also redeem or repurchase senior secured notes on the market. The Company evaluates these alternatives based on a number of factors including, the prevailing market prices of its common shares and senior secured notes, metal prices, liquidity requirements, covenant restrictions and other factors, in order to determine the optimal mix of capital resources to address capital requirements, minimize the Company's cost of capital, and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper put options are entered into for a substantial portion of Taseko's share of Gibraltar copper production and the Company has a long track record of doing so (see section below "Hedging Strategy").

Hedging strategy

The Company's hedging strategy is to secure a minimum price for a significant portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.  The Company's hedging strategy is designed to mitigate short-term declines in copper price.

TASEKO MINES LIMITED
Management's Discussion and Analysis

Considerations on the cost of the hedging program include an assessment of Gibraltar's estimated production costs, anticipated copper prices and the Company's capital requirements during the relevant period.  In January and May 2020, the Company spent $0.7 million to purchase copper put options that matured between January and June 2020. In July 2020, the Company spent $1.0 million to purchase copper put options that mature between October and December 2020. During the nine months ended September 30, 2020, the Company received proceeds from copper put options of $6.1 million.

In October 2020, the Company purchased 15 million pounds of copper put options at a strike price of US$2.80 per pound covering the first quarter of 2021, at a total cost of $0.9 million.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective.  During the first nine months of 2020, and in line with its copper put strategy, the Company purchased fuel call options to provide a price ceiling for its share of diesel fuel consumed at the Gibraltar Mine site while allowing it to benefit from further decreases in fuel prices tied to the weak oil market. The cost of the calls, which covered the period April to December 2020 and the first quarter of 2021, were $0.9 million or approximately $0.04 per litre.

The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
As at October 26, 2020

Copper put options	12 million lbs	US$2.60 per lb	November to December 2020	$0.7 million

Copper put options	15 million lbs	US$2.80 per lb	January to March 2021	$0.9 million

Fuel call options	11 million ltrs	US$0.34 per ltr	October 2020 to March 2021	$0.5 million

Commitments and contingencies

Commitments

TASEKO MINES LIMITED
Management's Discussion and Analysis

	Payments due
(Cdn$ in thousands)	Remainder of 2020	2021	2022	2023	2024	Thereafter	Total
Debt:
Senior secured notes	-	-	333,475	-	-	-	333,475
Interest	14,590	29,179	14,590	-	-	-	58,359
Equipment loans:
Principal	1,843	7,633	6,650	4,760	1,375	-	22,261
Interest	300	939	519	199	18	-	1,975
Lease liabilities:
Principal	2,302	7,592	6,254	1,733	1,268	2,176	21,325
Interest	267	928	498	266	180	122	2,261
Lease related obligation:
Rental payment	657	2,627	2,627	5,636	-	-	11,547
PER [1]	-	-	-	-	-	70,300	70,300
Other expenditures:
Transportation related services [2]	-	5,402	900	-	-	-	6,302
Other	1,936	-	-	-	-	-	1,936

1 The provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar    Mine and the Florence Copper Project. The Company has provided a surety bond of $37,500 for its 75% share of Gibraltar's reclamation security.  For the Florence Copper Project, the Company has provided to the federal and state regulator surety bonds totaling $13.4 million for reclamation security.

2 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by Gibraltar in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $15.9 million as at September 30, 2020.

SUMMARY OF QUARTERLY RESULTS

		2020		2019				2018
(Cdn$ in thousands, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	87,780	106,005	62,084	89,932	82,436	86,521	70,274	111,121
Net income (loss)	987	18,745	(48,950)	(9,931)	(24,508)	(11,012)	(7,931)	(19,720)
Basic EPS	-	0.08	(0.20)	(0.04)	(0.10)	(0.04)	(0.03)	(0.09)
Adjusted net income (loss) *	(5,754)	8,335	(21,647)	(16,159)	(20,561)	(17,471)	(14,419)	(1,310)
Adjusted basic EPS *	(0.02)	0.03	(0.09)	(0.07)	(0.08)	(0.07)	(0.06)	(0.01)
Adjusted EBITDA *	31,545	50,860	5,346	18,246	7,906	14,660	10,245	26,489
(US$ per pound, except where indicated)
Realized copper price *	3.15	2.70	2.06	2.82	2.56	2.69	2.91	2.72
Total operating costs *	2.00	1.34	1.82	2.01	2.05	2.01	2.21	2.11
Copper sales (million pounds)	21.4	29.5	23.3	25.0	25.1	24.2	17.5	32.0

TASEKO MINES LIMITED
Management's Discussion and Analysis

*Non-GAAP performance measure. See page 21 of this MD&A.

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.4 of the 2019 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

There were no changes in accounting policies during the three and nine months ended September 30, 2020.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal control over financial reporting includes those policies and procedures that:

TASEKO MINES LIMITED
Management's Discussion and Analysis

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months' to 18-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months' to 32-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share-based option program (refer to Note 14 of the unaudited condensed consolidated interim financial statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

TASEKO MINES LIMITED
Management's Discussion and Analysis

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2020	2019	2020	2019
Salaries and benefits	1,003	1,018	5,656	5,727
Post-employment benefits	258	417	774	1,196
Share-based compensation expense	2,448	112	3,778	2,054
	3,709	1,547	10,208	8,977

Other related parties

Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, Gibraltar pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar and invoices Gibraltar for these expenses.

For the three month period ended September 30, 2020, net management income for $299 (Q3 2019: $301) and net reimbursable compensation expenses and third party costs of $29 (Q3 2019: $16) were charged to the joint venture partner. For the nine month period ended September 30, 2020, net management income for $900 (Q3 2019: $884) and net reimbursable compensation expenses and third party costs of $253 (Q3 2019: $55) were charged to the joint venture partner.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED
Management's Discussion and Analysis

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2020	2019	2020	2019
Cost of sales	75,969	98,173	240,459	270,915
Less:
Depletion and amortization	(23,894)	(28,054)	(76,554)	(78,376)
Net change in inventories of finished goods	1,415	(1,272)	(3,026)	6,763
Net change in inventories of ore stockpiles	4,186	(2,690)	4,729	(3,103)
Transportation costs	(4,127)	(4,889)	(14,480)	(12,807)
Site operating costs	53,549	61,268	151,128	183,392
Less by-product credits:
Molybdenum, net of treatment costs	(4,109)	(4,957)	(11,592)	(20,020)
Silver, excluding amortization of deferred revenue	(54)	(308)	(436)	(588)
Site operating costs, net of by-product credits	49,386	56,003	139,100	162,784
Total copper produced (thousand pounds)	21,658	24,720	73,552	69,381
Total costs per pound produced	2.28	2.27	1.89	2.35
Average exchange rate for the period (CAD/USD)	1.33	1.32	1.35	1.33
Site operating costs, net of by-product credits (US$ per pound)	1.71	1.72	1.40	1.77
Site operating costs, net of by-product credits	49,386	56,003	139,100	162,784
Add off-property costs:
Treatment and refining costs	4,254	5,792	18,070	15,898
Transportation costs	4,127	4,889	14,480	12,807
Total operating costs	57,767	66,684	171,650	191,489
Total operating costs (C1) (US$ per pound)	2.00	2.05	1.72	2.08

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses; and
  Unrealized gain/loss on copper put and fuel call options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

TASEKO MINES LIMITED
Management's Discussion and Analysis

	Three months ended September 30,		Nine months ended September 30,
($ in thousands, except per share amounts)	2020	2019	2020	2019
Net income (loss)	987	(24,508)	(29,218)	(43,451)
Unrealized foreign exchange (gain) loss	(7,512)	3,569	9,250	(9,378)
Unrealized loss on copper put and fuel call options	1,056	518	1,236	518
Estimated tax effect of adjustments	(285)	(140)	(334)	(140)
Adjusted net loss	(5,754)	(20,561)	(19,066)	(52,451)
Adjusted EPS	(0.02)	(0.08)	(0.08)	(0.22)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses,
  Unrealized gain/loss on copper put and fuel call options, and
  Amortization of share-based compensation expense.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2020	2019	2020	2019
Net income (loss)	987	(24,508)	(29,218)	(43,451)
Add:
Depletion and amortization	23,894	28,054	76,554	78,376
Finance expense	11,203	10,425	32,435	30,215
Finance income	(4)	(482)	(202)	(1,089)
Income tax recovery	(580)	(9,853)	(6,372)	(24,794)
Unrealized foreign exchange (gain) loss	(7,512)	3,569	9,250	(9,378)
Unrealized loss on copper put and fuel call options	1,056	518	1,236	518
Amortization of share-based compensation expense	2,501	183	4,068	2,414
Adjusted EBITDA	31,545	7,906	87,751	32,811

TASEKO MINES LIMITED
Management's Discussion and Analysis

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2020	2019	2020	2019
Earnings (loss) from mining operations	11,811	(15,737)	15,410	(31,684)
Add:
Depletion and amortization	23,894	28,054	76,554	78,376
Earnings from mining operations before depletion and amortization	35,705	12,317	91,964	46,692

Site operating costs per ton milled

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands, except per ton milled amounts)	2020	2019	2020	2019
Site operating costs (included in cost of sales)	53,549	61,268	151,128	183,392

Tons milled (thousands) (75% basis)	5,595	5,660	16,965	16,550
Site operating costs per ton milled	$9.57	$10.83	$8.91	$11.08